SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press release dated February 25, 2011 entitled “Telecom Argentina S.A. provides projected financial and operational information for the period 2011-2013”

FOR IMMEDIATE RELEASE

Market Cap P$19.5 billion

February 25, 2011

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. provides projected financial and operational information for the period 2011-2013

Buenos Aires, February 25, 2011—Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announces that certain projected financial and operational data of Telecom Argentina’s operations for the period 2011-2013 was included in today’s presentation of the “2010 Results and Plan Update” of Telecom Italia.

The document that includes projected financial and operational data of Telecom Argentina has been posted in Telecom Italia’s website in the section “2010 Results and Plan Update” and can be downloaded from such site.

It is important to note that in the referred document released by Telecom Italia, the financial data is presented under International Financial Reporting Standards (“IFRS”). For the knowledge and analysis of the general investment community the equivalent of such data prepared under Argentine GAAP (“AR GAAP”) is provided below:

Summary Financial Data

Figures in billion P$	FY10				FY11 Target
	AR GAAP	IFRS	Δ$	Δ%	AR GAAP	IFRS	Δ$	Δ%
Net Revenues	14.7	14.7	(0.0)	(0%)	>17.7	>17.7	0.0	(0%)
EBITDA	4.6	4.9	0.3	7%	>5.1	>5.5	0.4	8%
Capex (excluding materials)	2.0	2.5	0.5	27%	2.5	3.2	0.7	27%

Breakdown of operational Costs:

Moreover, the document referred above includes the following operational data:

Summary Operational Data

Figures in million, except ARPU	FY10	FY11 Target	Δ$	Δ%
Mobile customers	16.3	17.6	1.2	8%
ARPU Mobile in Argentina - in P$-	44	50	6	14%
Broadband accesses	1.4	1.5	0.1	10%
ARPU Fixed Broadband - in P$-	76	87	11	14%

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of December 31, 2010, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document and the document referred herein contains statements that could constitute forward-looking statements, including, but not limited to, expectations for the Company’s future performance, customer base, service offerings, revenues, income, EBITDA, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine Government; and the impact of the devaluation of the peso, inflation, rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect expectations for the Company’s results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 25, 2011	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman of the Board of Directors